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October 19, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

Request for Withdrawal on Form AW

CIK 0001005020

File No. 333-259608

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Amendment to the Registration Statement filed on Form N-14/A on October 18, 2021, together with all exhibits and amendments thereto, accession number 0001104659-21-127155 (the “Registration Statement”).

The grounds for this application for withdrawal are that the filing was made inadvertently on Form N-14/A, as discussed with the Staff on October 19, 2021. The filing should have been a final registration Statement pursuant to Rule 497 under the Securities Act. As discussed with the Staff, a filing under Rule 497 will be made to respond to the Staff’s comments on the N-14 registration statement filed on September 17, 2021.

No securities have been sold under the Registration Statement.

The Trust respectfully requests that the Commission consent to the withdrawal of the above referenced Form N-14/A, effective as of the filing of this request or at the earliest practicable date hereafter.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at 404-845-7679. Thank you.

Best regards,

/s/ Holly van den Toorn

Holly van den Toorn

cc:	Kevin Carr, Esq.

Gina Palmieri

Ralph Summa

Securities distributed by VP Distributors, LLC